SEC Mail Processing Section NOV 29 2012 Washington DC 400



SECURIT[illegible] SSION

12062971

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

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SEC FILE NUMBER
8 - 51118

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **OCTOBER 1, 2011** and ENDING **SEPTEMBER 30, 2012**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **OFFICIAL USE ONLY**

DAVID HARRIS & CO., INC. **FIRM ID. NO.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

222 MAMARONECK AVENUE

WHITE PLAINS,	**NEW YORK**	**10605**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID HARRIS, President **(914) 683 - 8400**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

132 Nassau Street, Suite 1023 **New York** **NY** **10038**

X **Certified Public Accountant**

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

SEC 1410 (06-02)

DD 11/29

DD 12/17

OATH OR AFFIRMATION

I, ***DAVID HARRIS,*** swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of ***DAVID HARRIS & CO. INC., as of SEPTEMBER 30, 2012,*** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

STEPHEN M PAPAS
NOTARY PUBLIC STATE OF NEW YORK
ROCKLAND COUNTY
LIC. #01PA6239296
COMM. EXP. 4/18/2015

X David Harris
Signature

Pres
Title

X Stephen M. Papas
Notary Public

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
(x) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

DAVID HARRIS & CO., INC.
STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2012



LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Officers and Directors of
David Harris & Co., Inc.
222 Mamaroneck Avenue
White Plains, NY 10605

Gentlemen:

We have audited the accompanying statement of financial condition of David Harris & Co., Inc. as of September 30, 2012. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of David Harris & Co., Inc. as of September 30, 2011, in conformity with accounting principles generally accepted in the United States of America.

Lerner & Sipkin CPAs LLP
Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
November 13, 2012

DAVID HARRIS & CO., INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2012

ASSETS	
Cash in banks	$ 42,995
Securities owned, at market value (Notes 2b and 3)	-
Due from broker	9,348
Secured demand notes receivable from subordinated lenders (collateralized by securities with a market value of $530,884)	416,000
Other assets	3,108
Total assets	$ 471,451
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 65,891
Related party payable (Note 5)	61,064
Total liabilities	126,955
Commitments and contingencies (Notes 6 and 8)	
Liabilities subordinated to claims of general creditors	
Pursuant to subordinated loan agreements (Note 4)	416,000
Stockholders' Equity (Note 9)	
Common stock; par value $ .01 per share, authorized issued and outstanding 1,000 shares	10
Paid-in capital	9,990
Retained earnings	(81,504)
Total stockholders' equity	(71,504)
Total liabilities and stockholders' equity	$ 471,451

The accompanying notes are an integral part of this statement.

DAVID HARRIS & CO., INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2012

Note 1- Nature of Business

David Harris & Co., Inc. (The "Company"), a wholly-owned subsidiary of CDH Holdings, Inc., is a Delaware Corporation formed for the purpose of conducting business as a broker-dealer in securities.

The Company operates under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k) (2) (ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. The Company also operates pursuant to the (k) (2) (i) exemptive provisions of Rule 15c3-3.

Note 2- Summary of Significant Accounting Policies

a) Revenue Recognition

Securities transactions (and the recognition of related income and expenses) are recorded on a settlement date basis, generally the third business day following the transaction date. The difference between trade and settlement date reporting is not material.

b) Fair Value Measurements

The Company carries its investments at fair value. ASC 820, *Fair Value Measurements and Disclosure*, defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Fair values derived from unadjusted quoted prices of identical assets in active markets.

Level 2 - Fair values derived from quoted prices of similar assets in active markets, quoted prices for identical or similar assets in markets that are not active and model driven valuations in which all significant inputs are observable in active markets.

Level 3 - Fair values derived from inputs which are not observable in markets.

DAVID HARRIS & CO., INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2012

Note 2 - Summary of Significant Accounting Policies (continued)

b) Fair Value Measurements (continued)

The following is a summary of the inputs used as of September 30, 2012, in valuing the Company's investment assets.

	Assets at Fair Value as of September 30, 2011			
	Level 1	Level 2	Level 3	Total
Investments – at fair value	$-0-			$-0-

c) Cash and Cash Equivalents

The Company considers demand deposited money market funds to be cash equivalents. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

d) Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

e) Income Taxes

The Company accounts for income taxes under SFAS No. 109, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

f) Subsequent Events

The Company has evaluated events and transactions that occurred between September 30, 2012 and November 13, 2012, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

DAVID HARRIS & CO., INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2012

Note 3- Securities Owned – at Market Value

Securities owned, at quoted market values, are summarized as follows:

Corporate bonds	$ -0-
Government bonds	-0-
	$ -0-

Note 4- Liabilities Subordinated to the Claims of General Creditors

Subordinated liabilities, evidenced by secured demand note collateral agreements approved by FINRA, mature on March 31, 2014 and bear interest at 5%.

All notes are covered by secured demand note collateral agreements.

To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note 5- Related Party Transactions

The Company's parent company (CDH), Chester Harris & Co., Inc. (Chester) and the Company are owned by substantially the same related shareholders. The Company and Chester share office space, personnel and other administrative expenses. During the year, the Company was allocated $72,000 of such expenses.

Note 6- Commitments and Contingencies

Office Space
The Company leases its premises under a lease expiring June 30, 2013. Future approximate minimum annual rental expense for the fiscal years ended September 30 is:

2013	$24,726 (9 months)

The lease contains rent escalation provisions based on increased real estate taxes and other operating expenses. Utilities are included in the minimum rental expense.

Litigation
The Company was a defendant in a lawsuit in which the liquidating trustee for an entity was seeking to recover commissions and fees paid to the Company in connection with the sale of the entity's securities. The claim was settled for an amount which was covered under an insurance policy held by the Company with no admission of wrongdoing by the Company.

DAVID HARRIS & CO., INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2012

Note 7- Income Taxes

At September 30, 2012 the Company had a net operating loss (NOL) of approximately $122,000 for income tax purposes. This carryforward will expire in 2030-2032. A valuation allowance of $30,500 has been established to offset the deferred tax asset arising from this carryforward. Therefore, no deferred tax assets have been recorded on the accompanying statement of financial condition.

Note 8- Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker/dealer, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers and other financial institutions. The Company introduces these transactions for clearance to another broker/dealer on a fully disclosed basis.

The Company may be exposed to a risk of loss not reflected on the accompanying statement of financial condition for securities sold, but not yet purchased, should the value of such securities rise. At September 30, 2011, the Company holds no such securities. The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring certain customers to maintain margin collateral in compliance with various regulatory requirements and the clearing brokers internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary.

Note 9- Net Capital Requirements

The capital ratio of the Company, as independently computed by our auditors, was 37.19%, versus an allowable maximum of 1500%, under the rules of the Securities and Exchange Commission. The Company's net capital requirement under SEC Rule 15c3-1 was $250,000. The net capital as computed was $341,388, leaving capital in excess of requirements in the amount of $91,388.

A copy of the Company's Statement of Financial Condition as of September 30, 2012, pursuant to SEC Rule 17a-5, is available for examination at the Company's office and at the regional office of the Securities and Exchange Commission and the office of FINRA.